Exhibit 99.1

RepliCel Submits Clinical Trial Application to Health Canada for its Chronic Achilles Tendinosis Trial

Autologous cell therapy, RCT-01, to be investigated for treatment of tendinopathies refractory to other treatments

VANCOUVER, BC – October 29, 2014 – RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSX.V: RP), a clinical stage regenerative medicine company focused on the development of autologous cell therapies, today announced the submission of a Clinical Trial Application to Health Canada requesting clearance to initiate a Phase 1/2 clinical trial investigating the use of RCT-01 to treat patients suffering from chronic Achilles tendinosis.

The study entitled, “A randomized, double-blind, multi-centre dose-finding study to evaluate the efficacy and safety of RCT-01 in men and women with unilateral, chronic Achilles tendinosis” addresses the inherent deficit of active fibroblasts required to regenerate healthy functioning tendon after injury.  The trial, to be conducted at the University of British Columbia (Canada), will measure several safety and efficacy endpoints following a single injection of RCT-01.

“We believe that RCT-01 has the potential to complete the disrupted healing process in patients with chronic tendinosis resulting in a normally functioning tendon with higher tensile strength - ultimately returning the patient to full normal tendon use,” commented Dr. Rolf Hoffmann, Chief Medical Officer.  “Successfully treating chronic Achilles tendinosis will lead to therapies for a number of other indications including patellar tendinosis, or ‘jumper’s knee’, and both lateral and medial elbow tendinosis.”

Chronic Achilles tendinosis is a degenerative disease of the tendon caused by a cycle of injury, improper healing and re-injury resulting in ongoing pain and loss of function.

Healthy functioning tendon is comprised largely of highly structured type 1 collagen wherein resident fibroblasts play a significant role in repair and maintenance.  In chronic tendinosis, it is believed that the resident fibroblast population is insufficient to complete the healing cycle. RCT-01 is based on fibroblasts derived from the patient's hair follicle.  These particular fibroblasts are easily isolated and expanded and are highly expressive of type 1 collagen and other extracellular proteins which are needed to reignite the healing process and support the regeneration of tendon for patients suffering from chronic tendinosis.

“Our RCT-01 trial represents the start of our fibroblast clinical program and it will soon be followed by RCS-01, a trial for aging and sun damaged skin.  This fibroblast-based program should be viewed as a broad platform upon which we can move into other indications where impaired tissue healing is the underlying condition,” stated David Hall, CEO.  “These trials, designed to measure safety and various clinical outcomes at 6 months post injection, will reveal data next year leading toward the establishment of the broad commercial value of our fibroblast platform.”

RepliCel Life Sciences Inc.
News Release /2

Final details of the clinical program evaluating the safety and efficacy of intra-tendon injections of RCT-01 for treating chronic Achilles tendinosis will be disclosed after it has been cleared by Health Canada.

A recent study published in the British Journal of Sports Medicine estimated the incidence rates of Achilles tendinopathy to be .235% of the general adult population (21-60 years) in the Netherlands.  If applied to the North American population this would translate into approximately 530,000 people suffering from this condition at any given time.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address diseases caused by a deficit of healthy cells required for normal healing and function. The company’s RCT-01, RCS-01, and RCH-01 cell therapies are designed to treat chronic tendinosis, damaged or aging skin, and pattern baldness. Shiseido Company, Limited has an exclusive license for RCH-01 in certain Asian countries including Japan, China and South Korea. All product candidates are based on RepliCel’s innovative technology utilizing cell populations isolated from a patient’s own healthy hair follicles. The company is also developing a propriety injection device optimized for the administration of its products and licensable for use with other dermatology applications.  The company’s product pipeline is comprised of multiple clinical trials anticipated to launch in late 2014 in addition to Shiseido's own clinical trial of RCH-01 and the device in late prototype development. Visit www.replicel.com for additional information.

For more information please contact:
CORPORATE/MEDIA:
Tammey George, Director of Communications
Telephone: 604-248-8696
tg@replicel.com
www.replicel.com

INVESTOR RELATIONS:
Christina Cameron, Investor Relations
Telephone: 604-248-8730
christina@clcameron.com

This press release contains forward-looking information that involve various risks and uncertainties regarding future events, including statements regarding our approach and our technology, expected and planned upcoming milestones and events, and the timing of trials. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of RepliCel. There are numerous risks and uncertainties that could cause actual results and RepliCel’s plans and objectives to differ materially from those expressed in the forward-looking information, including: approval to conduct clinical trials; negative results from the Company’s clinical trials; the effects of government regulation on the Company’s business; risks associated with the Company’s ability to obtain and protect rights to its intellectual property; risks and uncertainties associated with the Company’s ability to raise additional capital; and other factors beyond the Company’s control. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, RepliCel does not intend to update these forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

##